                                                         Exhibit 12(b)

             OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

       Computation of Ratio of Earnings to Combined Fixed Charges
                and Preferred Stock Dividends (Unaudited)
                              (In millions)

                                                     Three Months
                                                    Ended March 31,
                                                    ---------------
                                                    1996       1995
                                                    ----       ----

Earnings:
Income before taxes                               $ 69.8     $ 59.5

Add (deduct):
   Income taxes of 50% owned affiliates              0.6        1.2

   Equity in (income) losses of less than 50%
      owned affiliates                              (0.5)       0.9

   Interest capitalized, net of amortization         -          0.1

   Fixed charges as described below                 15.6       15.5
                                                  ------     ------
         Total                                    $ 85.5     $ 77.2
                                                  ======     ======

Fixed Charges:
   Interest expense                               $ 10.4     $ 10.8

   Estimated interest factor in rent expense         5.2        4.7

   Preferred stock dividend requirement              2.4        6.8
                                                  ------     ------
       Total                                      $ 18.0     $ 22.3
                                                  ======     ======

Ratio of earnings to combined fixed charges
  and preferred stock dividends                      4.8        3.5
                                                     ===        ===